Exhibit 3.1

First Amendment to the Bylaws
of Hatteras Financial Corp.

Effective as of April 10, 2016

The Bylaws of Hatteras Financial Corp. are hereby amended by adding a new Article XV as follows:

ARTICLE XV
FORUM FOR ADJUDICATION OF CERTAIN DISPUTES

Unless the Corporation consents in writing to the selection of an alternative forum, and to the fullest extent permitted by law, the Circuit Court for Baltimore City, Maryland shall be the sole and exclusive forum for (a) any derivative action or proceeding brought in the right or on behalf of the Corporation, (b) any action asserting a claim of breach of (i) any duty owed by any director, officer, other employee or agent of the Corporation to the Corporation or to the stockholders of the Corporation or (ii) a standard of conduct applicable to directors, (c) any action asserting a claim against the Corporation or any director, officer, other employee or agent of the Corporation arising pursuant to any provision of the MGCL (including, without limitation, Sections 2-401 and 2-405.1 thereof), the Charter or these Bylaws, or (d) any action asserting a claim against the Corporation or any director, officer, other employee or agent of the Corporation that is governed by the internal affairs doctrine.  In the event that any action or proceeding described in the preceding sentence is pending in the Circuit Court for Baltimore City, Maryland, any stockholder that is party to such action or proceeding shall cooperate in seeking to have the action or proceeding assigned to the Business & Technology Case Management Program.  Only in the event the Circuit Court for Baltimore City, Maryland should decline to exercise jurisdiction over a claim subject to this Article XV, then such claim, but only such claim and no claim over which the Circuit Court for Baltimore City, Maryland has not declined to exercise jurisdiction, may be brought in another court of competent jurisdiction.